SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Results of Extraordinary General Meeting of the Shareholders

On December 29, 2014, Foamix Pharmaceuticals Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on November 24, 2014.

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s articles of association (including, in the case of Proposal 1, the special majority required by the Companies Law), the shareholders of the Company duly approved the following resolutions:

(1)	To ratify the election of each of Messrs. Rex Bright, Darrell Rigel and Stanly Stern as external directors of the Company, each for a period of three years commencing as of the date of the Meeting;

(2)
To approve (a) a one-time grant of options to purchase 48,000 of the Company’s ordinary shares, par value NIS 0.16 each, or ordinary shares, to the chairman of the Company’s board of directors, Mr. Meir Eini (the “Chairman”), at an exercise price equal to the average per-share closing price during the 30 trading days prior to the grant date and vesting over three years in equal parts at each anniversary of the grant date; (b) a one-time grant of options to purchase 24,000 ordinary shares to each of the Company’s directors (excluding the Chairman), on the same terms, and (c) a one-time grant of additional options to purchase 3,000 ordinary shares to each director serving as a member of the Company’s audit committee or compensation committee, on the same terms.

(3)	To approve, in accordance with the articles of association of the Company, that the board of directors may consist of up to 9 (nine) members.

Appointment of Anna Kazanchyan, M.D. as a Director

Following the approval of the shareholders to increase the size of the board of directors to 9 (nine) members as stated in resolution no. 3 above, the board, by virtue of the authority conferred upon it by article 17.5 of the Company’s articles of association, resolved, in its resolution dated December 17, 2014, to appoint Anna Kazanchyan, M.D. to serve as a director of the Company commencing as of the date hereof.

Dr. Kazanchyan is a biotechnology executive with a combination of clinical, equity research, business strategy and business development expertise. She has more than 15 years of experience at Wall Street firms, biopharmaceutical companies and as an entrepreneur. Dr. Kazanchyan is the founder and Managing Partner of Primary i-Research, LLC, where she provides due diligence to leading healthcare investment funds and evaluates investment prospects of biopharmaceutical companies based on the scientific, clinical, regulatory, and commercial  outlook for their products. In addition, she has been a strategic advisor to CEOs of biopharmaceutical companies (start-ups to global companies) and has advised companies on matters related to business development, regulatory strategy, marketing and commercial/competitive landscape. Previously, Dr. Kazanchyan was Senior Biotechnology Analyst at Wachovia Securities, and was a member of the #1 and #2 Institutional-Investor ranked Biotechnology Equity Research teams at Goldman Sachs and Citigroup, respectively. She received an M.D. from Harvard Medical School and a B.A. in Biology, summa cum laude, from Clark University.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: December 29, 2014	By:	/s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors